SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TELETOUCH COMMUNICATIONS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
87951V 10 7
(CUSIP Number)
David W. Knickel
c/o Stratford Capital Partners, L.P.
200 Crescent Court, Suite 1600
Dallas, Texas 75201
(214) 740-7300
Raymond C. Hemmig
c/o Retail & Restaurant Growth Capital, L.P.
2701 E. Plano Pkwy, Suite 200
Plano, TX 75074
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
copy to:
Christopher R. Rowley
Vinson & Elkins LLP
2001 Ross Avenue
Suite 3700
Dallas, Texas 75201-2975
(214) 220-7700
August 11, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	87951V 10 7	13D

1	NAMES OF REPORTING PERSONS /I.R.S. Identification Nos. of Above Persons (Entities Only) Stratford Capital Partners, L.P./ 75-0476592

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,610,000 Shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,610,000 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,610,000 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14	TYPE OF REPORTING PERSON

PN
(1) As described in Item 3 below, in connection with the reorganization of Progressive Concepts Communications, Inc., Stratford Capital Partners, L.P. acquired an aggregate 2,610,000 shares of common stock of Teletouch Communications, Inc. These shares are held of record by Stratford. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	87951V 10 7	13D

1	NAMES OF REPORTING PERSONS /I.R.S. Identification Nos. of Above Persons (Entities Only) Stratford Capital GP Associates, L.P./ 75-2606990

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,610,000 Shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,610,000 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,610,000 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14	TYPE OF REPORTING PERSON

PN
(1) As described in Item 3 below, in connection with the reorganization of Progressive Concepts Communications, Inc., Stratford Capital Partners, L.P. acquired an aggregate 2,610,000 shares of common stock of Teletouch Communications, Inc. These shares are held of record by Stratford. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	87951V 10 7	13D

1	NAMES OF REPORTING PERSONS /I.R.S. Identification Nos. of Above Persons (Entities Only) Stratford Capital Corporation / 75-2612425

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,610,000 Shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,610,000 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,610,000 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14	TYPE OF REPORTING PERSON

CO
(1) As described in Item 3 below, in connection with the reorganization of Progressive Concepts Communications, Inc., Stratford Capital Partners, L.P. acquired an aggregate 2,610,000 shares of common stock of Teletouch Communications, Inc. These shares are held of record by Stratford. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	87951V 10 7	13D

1	NAMES OF REPORTING PERSONS /I.R.S. Identification Nos. of Above Persons (Entities Only) Retail & Restaurant Growth Capital, L.P. / 75-2623610

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,740,000 Shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,740,000 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,740,000 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14	TYPE OF REPORTING PERSON

PN
(1) As described in Item 3 below, in connection with the reorganization of Progressive Concepts Communications, Inc., Retail & Restaurant Growth Capital, L.P. acquired an aggregate 1,740,000 shares of common stock of Teletouch Communications, Inc. These shares are held of record by RRGC. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	87951V 10 7	13D

1	NAMES OF REPORTING PERSONS /I.R.S. Identification Nos. of Above Persons (Entities Only) Retail & Restaurant Growth Partners, L.P. / 75-2623607

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,740,000 Shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,740,000 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,740,000 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14	TYPE OF REPORTING PERSON

PN
(1) As described in Item 3 below, in connection with the reorganization of Progressive Concepts Communications, Inc., Retail & Restaurant Growth Capital, L.P. acquired an aggregate 1,740,000 shares of common stock of Teletouch Communications, Inc. These shares are held of record by RRGC. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	87951V 10 7	13D

1	NAMES OF REPORTING PERSONS /I.R.S. Identification Nos. of Above Persons (Entities Only) Retail & Restaurant Growth Management, Inc. / 75-2623606

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,740,000 Shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,740,000 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,740,000 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14	TYPE OF REPORTING PERSON

CO
(1) As described in Item 3 below, in connection with the reorganization of Progressive Concepts Communications, Inc., Retail & Restaurant Growth Capital, L.P. acquired an aggregate 1,740,000 shares of common stock of Teletouch Communications, Inc. These shares are held of record by RRGC. The relationship of the parties filing this Schedule 13D is described in Item 2.

AMENDMENT NO. 3 TO SCHEDULE 13D
     This Amendment No. 3 to Schedule 13D (this “Third Amendment”) amends and supplements the Schedule 13D originally filed on August 21, 2006, as amended by Amendment No. 1 on August 28, 2006, and by Amendment No. 2 on September 24, 2010 (the “Second Amendment”) (collectively, the “Schedule 13D”), which related to the common stock, par value $0.001 per share (“Common Stock”), of Teletouch Communications, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Second Amendment. All items or responses not described herein remain as previously reported in the Second Amendment.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Third Amendment, as follows:
     On August 11, 2006, Stratford acquired 2,610,000 and RRGC acquired 1,740,000 shares of Common Stock of the Issuer for investment purposes as partial consideration for the termination of all obligations under the Loan Documents as provided in the Exchange Agreement. The Filing Parties retain the right to change their investment intent.
     On August 11, 2011, Stratford, RRGC and TLLP Partners entered into a binding agreement titled “Heads of Terms” and certain related agreements, whereby, subject to certain conditions, Stratford would exchange its Preferred Units and make a cash payment of $2.25 million to TLLP Partners in exchange for 15 million shares of Common Stock held by TLL Partners, and RRGC would exchange its Preferred Units and make a cash payment of $1.5 million to TLL Partners in exchange for 10 million shares of Common Stock held by TLLP (the “Exchange”, and the shares of Common Stock transferred to Stratford and RRGC in the Exchange, the “Exchanged Shares”). The Heads of Terms is filed with this Schedule 13D as Exhibit C (the “Binding Agreement”). The Exchange would be in cancellation of the Preferred Units and would extinguish the rights of Stratford and RRGC to redeem their Preferred Units for Common Stock held by TLL Partners. The Exchange is subject to a number of conditions, including the concurrent termination of all obligations of TLL Partners under the Loan Documents with the cash funded by Stratford and RRGC and 2 million shares of Common Stock to be transferred from TLL Partners to the lenders under the Loan Documents. Subject to these conditions, the Exchange is anticipated to occur on or about August 16, 2011. As contemplated by the Binding Agreement, upon the closing of the Exchange the parties would enter into various agreements relating to the Common Stock to be held by RRGC and Stratford, including (1) a registration rights agreement providing for the registration of the Exchanged Shares under the Securities Act of 1933, (2) a put and call option and transfer restriction agreement whereby TLLP would have the right to call from Stratford and RRGC the Exchanged Shares for a 15-month period for a call price of $1.00 per share (subject to adjustment upon certain dilution events), Stratford and RRGC would have the right to put their Exchanged Shares to TLLP for a 30-day period at the end of the call option period for a put price of $1.00 per share (subject to adjustment upon certain dilution events), and Stratford and RRGC would agree not to transfer the Exchanged Shares for a period of seven months after the date of the Exchange, (3) a voting agreement whereby Stratford and RRGC would agree to vote their Exchanged Shares in proportion to the votes of the other shareholders of Teletouch during the call option period, (4) a pledge and security agreement whereby TLLP would pledge certain of its remaining shares of Common Stock to RRGC and Stratford as security for their put rights, (5) a mutual release of claims between various parties to the Exchange, and (6) certain other ancillary documents. In the event that the parties complete the Exchange, Stratford and RRGC would beneficially own approximately 36% and 24% of the outstanding shares of Common Stock (as reported in the Issuer’s most recent Quarterly Report on Form 10-Q), respectively, and together Stratford and RRGC would beneficially own approximately 60% of the outstanding shares of Common Stock.
     Additionally, prior to signing the Binding Agreement, on August 11, 2011, Stratford and RRGC filed a petition (the “Petition”) in a court of competent jurisdiction seeking injunctive relief against TLL Partners and its manager. The Petition seeks to compel TLL Partners to accept an alternative proposal made by Stratford and RRGC to enable TLL Partners to pay all amounts owed pursuant to the Loan Documents by August 19, 2011. In this proposal, Stratford and RRGC have offered approximately $3.3 million to purchase approximately 6.3 million shares of Common Stock held by TLL Partners (the “Alternative Transaction”), which cash proceeds, along with a certain amount of Common Stock, would be used by TLL Partners to pay the amounts owed pursuant to the Loan

Documents by their amended maturity date on August 19, 2011. The Alternative Transaction will not be necessary and would not occur if the transactions contemplated by the Binding Agreement are completed. If the transactions contemplated by the Binding Agreement are not substantially completed on or about August 16, 2011 or very soon thereafter, Stratford and RRGC, depending on the circumstances, would expect to seek to compel the Alternative Transaction through a court order. In the event that Stratford and RRGC were to succeed in compelling the Alternative Transaction in the event of a failure to complete the transactions contemplated by the Binding Agreement, in accordance with their rights associated with the Preferred Units and upon the termination of TLL Partners obligations under the Loan Documents, Stratford and RRGC would then require TLL Partners to redeem their Preferred Units for shares of Common Stock held by TLL Partners such that Stratford and RRGC would receive from TLL Partners a number of shares of Common Stock equal to the liquidation preference of their Preferred Units divided by the average daily closing price of the Common Stock for the 20 trading days ending three days prior to the date of notice of redemption. As of August 15, 2011, the liquidation preference of the Preferred Units held by Stratford and RRGC in the aggregate was approximately $18.2 million. Depending on the average daily closing price of the Common Stock, as of August 15, 2011, upon a satisfaction of the obligations under the Loan Documents, this could require TLL Partners to transfer all of its remaining holdings of Common Stock to Stratford and RRGC, which would result in Stratford and RRGC together owning a majority of the Common Stock of the Issuer.
     The Filing Parties may make additional purchases of Common Stock either in the open market or in private transactions depending on the Filing Parties’ business, prospects and financial condition, the market for the Common Stock, general economic conditions, stock market conditions and other future developments.
     The following describes plans or proposals that the Filing Parties may have as of the date of this Schedule 13D with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
(a)	None.

(b)	None.

(c)	None.

(d)	The Filing Parties have been in disagreement with certain policies of the Issuer’s board of directors. On August 24, 2010, Stratford and RRGC, acting together, submitted a shareholder proposal to the Issuer for consideration at the Issuer’s 2010 Annual Meeting of Shareholders seeking the appointment of its representatives to the Issuer’s board of directors (the “Proposal”). Subsequently, Stratford and RRGC decided to withdraw the Proposal from consideration. The Filing Partners may in the future seek to influence the Issuer’s board of directors, whether or not the Filing Partners increase their holdings of Common Stock pursuant to the Exchange or the Alternative Transaction.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	In determining from time to time whether to sell the Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. The Filing Parties reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is hereby amended and supplemented as follows:
     As set forth in Item 4, the Filing Parties and the Issuer have entered into certain agreements in connection with the Exchange, including the Binding Agreement, and may enter into certain agreements in connection with the completion of the Exchange or Alternative Transaction if the Exchange does not close and certain other events occur as set forth in Item 4. The information provided in Item 4 is hereby incorporated by reference.
Item 7. Material to Be Filed as Exhibits
Exhibit A   Joint Filing Agreement*
Exhibit B   Shareholder Proposal*
Exhibit C   Heads of Terms

*	Previously filed.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: August 15, 2011

STRATFORD CAPITAL PARTNERS, L.P.

By:	Stratford Capital GP Associates, L.P., its general partner

	By:	Stratford Capital Corporation, its general partner

		By:	/s/ David W. Knickel

David W. Knickel, Vice President

STRATFORD CAPITAL GP ASSOCIATES, L.P.

By:	Stratford Capital Corporation, its general partner

	By:	/s/ David W. Knickel

David W. Knickel, Vice President

STRATFORD CAPITAL CORPORATION

By:	/s/ David W. Knickel

David W. Knickel, Vice President

RETAIL & RESTAURANT GROWTH CAPITAL, L.P.

By:	Retail & Restaurant Growth Partners, L.P., its general partner

By: Retail & Restaurant Growth Management, Inc., its general partner

		By:	/s/ Raymond C. Hemmig

Raymond C. Hemmig, Chairman and CEO

RETAIL & RESTAURANT GROWTH PARTNERS, L.P.

By: Retail & Restaurant Growth Management, Inc., its general partner

	By:	/s/ Raymond C. Hemmig

Raymond C. Hemmig, Chairman and CEO

S-1

RETAIL & RESTAURANT GROWTH MANAGEMENT, INC.

By:	/s/ Raymond C. Hemmig

Raymond C. Hemmig, Chairman and CEO

S-2

SCHEDULE I
General Partners, Executive Officers, Managers and Board of Directors
Stratford Capital Corporation

Common Units
Name	Position and Present Principal Occupation/Business	Beneficially Owned
John R. Muse	Director and President	-0-

David W. Knickel	Vice President, Chief Financial Officer, and Secretary	-0-

William G. Neisel	Treasurer, Compliance Officer, and Assistant Secretary	-0-

Linda R. Thompson	Fund Controller	-0-
     Each of the above listed officers is a United States citizen.
     The principal business address for each of the persons listed above is c/o HM Capital Partners, LLC, 200 Crescent Court, Suite 1600, Dallas, Texas 75201.
Retail & Restaurant Growth Management, Inc.

Common Units
Name	Position and Present Principal Occupation/Business	Beneficially Owned
Raymond C. Hemmig	Chairman & CEO	-0-

Joseph L. Harberg	President	-0-

Mark Masinter	Sr. Vice President	-0-

J. Eric Lawrence	Sr. Vice President	-0-
     Each of the above listed officers is a United States citizen.
     The principal business address for each of the persons listed above is c/o 2701 E. Plano Pkwy, Suite 200, Plano, TX 75074.

Schedule I